mwe.com Eyal Peled Attorney at Law epeled@mwe.com +1 212 547 5477

May 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mindy Hooker
Martin James
Jennifer Angelini
Jay Ingram

Re:	Actelis Networks, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted May 5, 2022
No. 333-264321

Dear Mr. Ingram:

On behalf of Actelis Networks, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 10, 2022, relating to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-264321) submitted by the Company on May 5, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 2 to Form S-1

General

1.	In light of the fact that your authorized share capital consists of both voting and nonvoting common stock, please revise your prospectus cover and summary to clarify that you are offering 3,000,000 shares of voting common stock. Consider adding an explanatory note indicating whether the term "common stock" includes both classes as used throughout the prospectus. Provide additional clarification where ambiguity exists, such as with respect to the parenthetical information within the capitalization table.

Response: In response to the Staff’s comment, the Company added an explanatory note on page ii of the Registration Statement, and revised its disclosure on the prospectus cover and on pages 9 and 38 of the Registration Statement.

2.	We note that disclosure on pages 32 and 87 that states, "The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act." Please revise Article XIII of Exhibit 3.5 to include this provision. Additionally revise your exclusive forum disclosure on page 86 for consistency.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 32 and 87 of the Registration Statement.

Description of Securities

Authorized Capital Stock, page 84

3.	Please revise the first sentence to clearly state that your amended certificate of incorporation authorizes you to issue up to an aggregate of 42,803,774 shares, consisting of 30,000,000 shares of voting common stock, 2,803,744 shares of non-voting common stock, and 10,000,000 shares of preferred stock.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 84 of the Registration Statement.

Financial Statements

Note 19--Events Subsequent to Original Issuance of Financial Statements (unaudited), page F-32

4.	Please modify Item 3 for consistency with your amended certificate of incorporation. Clarify that your aggregate authorized share capital consists of 42,802,774 shares, and modify Item 3.a to refer to 30,000,000 shares of voting common stock. Consider defining the term "common stock" as used throughout the financial statements for clarity.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-33 of the Registration Statement.

Sincerely,

/s/ Eyal Peled
Eyal Peled

cc:	Tuvia Barlev, Chief Executive Officer